SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of       May         , 2006

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: May 8, 2006

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE	MONDAY, MAY 8, 2006

Shell Canada to make bid to acquire BlackRock Ventures

Calgary, Alberta - Shell Canada Limited (TSX:SHC) and BlackRock Ventures Inc. (TSX-BVI) announced today that they have entered into an agreement whereby Shell Canada will make an all-cash offer to acquire all of the issued and outstanding shares of BlackRock by way of a take-over bid. The cash price will be $24.00 per share, valuing the transaction at approximately Cdn $2.4 billion on a fully-diluted basis. The offer represents a 27 per cent premium over Friday’s closing price of $18.88 per share.

“This acquisition is consistent with our growth plan, and BlackRock’s assets are an excellent fit with our Peace River in situ assets,” said Clive Mather, Shell Canada’s President and CEO. “This acquisition will augment our overall oil sands portfolio. It will add 12,000 to 14,000 barrels per day of heavy oil production and provide Shell Canada with access to significant additional resources.”

“In addition, BlackRock has built a strong and talented team to execute its various projects, so we will work to retain as many BlackRock employees and contractors as possible,” said Mather.

John Festival, President, BlackRock Ventures said, “We recognized that the tremendous potential identified on our properties outstripped our financial and operational ability to develop them in a timely manner. Shell is a logical operator of our assets due to the strategic fit with their own operations. In addition, Shell has a long history of innovations and technical excellence in Canada and will capitalize on the true potential of our properties. I would like to thank the directors, employees and contractors who all helped build BlackRock into a multi-billion dollar company from our humble beginnings seven years ago. We should all be proud of this accomplishment.”

The agreement provides that BlackRock will pay Shell Canada a non-completion fee of $65 million in certain circumstances. The agreement includes customary non-solicitation covenants and BlackRock has reserved the right to respond to superior proposals. Shell Canada also has the right to match superior proposals under terms of the agreement. The Board of Directors of BlackRock has unanimously approved the transaction and concluded that the transaction is in the best interests of the BlackRock shareholders. In addition, the Board of Directors has unanimously resolved to recommend that all BlackRock shareholders tender their common shares to Shell Canada’s offer.

In connection with Shell Canada’s offer, certain shareholders, all of the directors and officers of BlackRock have entered into lock-up agreements with Shell Canada pursuant to which they have agreed to tender all of their common shares to the offer, subject to certain exceptions, representing in the aggregate 23 million common shares or 21 per cent of the issued and outstanding common shares of BlackRock calculated on a fully-diluted basis.

Full details of the Shell Canada offer will be included in a take-over bid circular and related documents which will be filed with securities regulators and mailed to BlackRock shareholders.

The offer is subject to regulatory approvals and other customary conditions contained in the formal offer documents, including the tendering of at least two-thirds of BlackRock’s outstanding common shares on a fully-diluted basis.

Shell Canada will fund its all-cash take-over bid by using cash and short-term debt facilities.

CIBC World Markets Inc. acted as financial advisor to Shell Canada on this transaction.

BlackRock’s financial advisor, RBC Capital Markets and GMP Securities L.P., have each provided an opinion indicating that the consideration under Shell Canada’s offer is fair from a financial point of view to the shareholders of BlackRock.

Shell Canada Limited
Shell Canada is a large Canadian integrated petroleum company with three major businesses. Exploration & Production explores for, produces and markets natural gas and natural gas liquids. Oil Sands is responsible for an integrated bitumen mining and upgrading operation in the Athabasca area of Alberta and the company’s Peace River in situ bitumen business. Oil Products manufactures, distributes and markets refined petroleum products across Canada.

BlackRock Ventures Inc.
BlackRock Ventures is an oil sands producer with operations located exclusively in Canada. The Company’s strategy is to build shareholder value by pursuing full-cycle exploration and development opportunities in heavy oil in western Canada. Current operations are located in three heavy-oil regions: the Peace River oil sands, the Cold Lake oil sands and the Lloydminster area. Over the next five years, BlackRock’s growth is anticipated to come from continued development of the Seal area in northern Alberta and construction of the Orion SAGD project at Hilda Lake, Alberta.

Legal Notices
This release does not constitute an offer to purchase or a solicitation of an offer to sell securities.

BlackRock shareholders are advised to review the circular and any other relevant documents to be filed with the Canadian securities regulatory authorities because they will contain important information. Those materials will be mailed to BlackRock shareholders at no expense to them. In addition, investors will be able to obtain the documents free of charge through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or by contacting Shell Canada Secretary at corporatesecretary@shell.com or facsimile 403-691-3914.

Cautionary Note for Shell Canada Limited

This document contains “forward-looking statements” based upon management’s assessment of the Company’s future plans and operations. These forward-looking statements include references to the Company’s plans for growth and expected production levels. Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct. Forward-looking statements involve numerous known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated by the Company. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), market competition, demand for oil, gas and related products, disruptions in supply, project schedules and execution, labour availability, material and equipment shortages, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Company. The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.

For more information, contact:

Shell Canada Limited:	BlackRock Ventures Inc.:
Media Inquiries: Janet Rowley, General Manager, Public Affairs (403) 691-3899 Investor Inquiries: Ken Lawrence, Manager, Investor Relations (403) 691-2175 Web site: shell.ca	John Festival, President (403) 233-2253 Don Cook, Chief Financial Officer (403) 233-2253 Web site: blackrock-ven.com

Fact Sheet Provided by BlackRock Ventures Inc. (TSX:BVI Web site: blackrock-ven.com)

A Calgary-based company formed in 1996, primarily focused on heavy oil production with assets concentrated in the Peace River and Cold Lake regions of Alberta.

2005 Cash Flow from Operations	Cdn $51.4 million

2005 Cash Flow per share	Cdn $0.55

2005 Earnings per share	Cdn $0.19

Shares outstanding	95 million shares (basic); approx. 109 million shares (fully diluted)*

Landholdings	268,000 net acres

Reserves (proved)	142 million barrels
(probable)	67 million barrels

Estimated oil initially in place	> 1 billion barrels

2006 Capital Investment Plan	Cdn $280 million

Q1 2006 production	12,653 bbls/d

Production target for year-end 2006	18,000 - 20,000 bbls/d

Production target for year end 2009	40,000 bbls/d

Employees	22

Contractors	55

Primary Assets
Seal Property (Peace River region of Alberta)
•	Cold production with EOR (thermal) potential
•	Q1 2006 production 10,367 bbls/d
•	Development potential 20,000 bbls/d

Chipmunk Property (Peace River region of Alberta)
•	43,000 net acres (55% partner with Talisman Energy)
•	Nine wells drilled (100% success rate)
•	Mississippian reef play

Orion In situ Project (Cold Lake region of Alberta)
•	Two-well pilot project with eight years of production
•	SAGD commercial project under construction
•	Phase #1 10,000 bbls/d by Q4, 2007. Growth potential to 20,000-30,000 bbls/d

Lloydminster Property
•	Q1 2006 production >2,000 bbls/day

Additional landholdings in other oil sands regions of Alberta.

*Includes shares issued through exercise of stock option and conversion of debentures.